Exhibit 99.1

27 September 2023

Domaine des Massifs and SMX have Formed a Strategic Collaboration to Revolutionize Traceability.

New York, September 27, 2023 – SMX (Security Matters) PLC (NASDAQ:SMX; SMXWW), an innovative company specializing in digitization of physical objects to foster a circular and closed loop economy, has announced a collaborative strategic partnership with Domaine des Massifs, an industry leader in leather sourcing. Together, they aim to offer and establish a comprehensive system for their clients, achieving full traceability, verification, and certification of the origin of raw materials from farm to finished products.

Domaine des Massifs, with its commitment to sustainability and quality, recognizes the importance of providing consumers with transparency regarding the origins of the raw materials in the finished product. Collaborating with SMX represents a significant step towards achieving this goal, leveraging cutting edge technology to ensure a seamless tracking process throughout the entire supply chain.

The collaboration has commenced with a pilot project focusing on tracing the origin of raw materials for leather production. SMX’s expertise in ‘giving all materials a memory’ and its non-destructive data extraction reader is expected to be instrumental in developing a robust system for authenticating and certifying the leather’s source (farm), establishing a tangible and measurable way to verify the origination of the leather at any stage of the manufacturing process.

“We are excited to join forces with SMX to revolutionize the leather industry’s traceability standards,” said Olivier Antignac, Founder of Domaine des Massifs. “We expect our collaboration will set new benchmarks for transparency and sustainability within the sector, aligning with the growing consumer demand for ethically sourced products.”

Through this collaboration, SMX and Domaine des Massifs aim to establish a model for traceability and authentication that can be replicated across the industry, fostering responsible and sustainable practices within the manufacturing landscape. Together they are excited about the positive impact their joint offering can potentially make to the market and the broader ecosystem of sustainable and ethical fashion.

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Mespil Business Center, Mespil House, Sessex Road, Dublin 4, Ireland, D04 T4A6	1

About Domaine des Massifs

Domaine des Massifs is a distinguished leader in the leather industry, known for sourcing premium leather while adhering to ethical and sustainable practices. With a strong and unwavering commitment to transparency and accountability, Domaine des Massifs is dedicated to transforming the leather industry supply chain for the better.

About SMX

SMX integrates chemistry, physics, and computer science to give materials memory and create a culture of transparency and trust across multiple industries. The company’s nearly 100 patents support unique marking, measuring, and tracking technologies allowing clients to seamlessly deploy transparency at all levels of development and provide all stakeholders with a complete provenance of material composition and history, from virgin material to recycled, to address manufacturing challenges and ESG goals while maintaining sustainable growth. As a result, SMX’s technologies help companies address ESG commitments and transition more successfully to a low-carbon economy.

For further information contact:

SMX INVESTOR RELATION ENQUIRIES

Eric Dusansky

P: +1 917 420 1309 or +1 504 381 4603

E: eric@inflectionpartnersllc.com

SMX GENERAL ENQUIRIES

E: info@securitymattersltd.com

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Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: the successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of metals, steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; any lingering effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

Mespil Business Center, Mespil House, Sessex Road, Dublin 4, Ireland, D04 T4A6	2